

July 17, 2015

Via E-mail
Michael M. Brown
Chief Executive Officer
McGregor Power Systems, Inc.
4426 N. 21st St.
Ozark, MO 65721

> **Re: McGregor Power Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-202731**

Dear Mr. Brown:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment four in our letter dated April 9, 2015. Please include the Dilution information required by Item 506 of Regulation S-K. See also Item 6 of Form S-1.

The Offering – Plan of Distribution, page 4

2. We note your response to comment 15 in our letter dated April 9, 2015. Please disclose that shareholders who purchase the Class B common stock in this offering are not entitled to vote on any matters.

We do not have a majority of independent directors on our Board and the Company has not voluntarily implemented various . . . page 8

3. We note your response to comment 17 in our letter dated April 9, 2015. We note disclosure here that your board of directors is comprised of two individuals. However, disclosure in your signature page and the risk factors, "Risks and Uncertainties facing the Company" and "Our Sole Director is not considered . . ." states that Mr. Brown is your sole director. Please make your disclosure on whether you have one or two directors consistent throughout your registration statement.

We may be unable to fund our future operating requirements . . ., page 11

4. We note your response to comment 18 in our letter dated April 9, 2015. We also note disclosure that "the proceeds are currently being contributed by our President, Mr.

Brown." Please disclose any repayment agreement between the company and Mr. Brown.

Use of Proceeds, page 16

5. We note your response to comment 22 in our letter dated April 9, 2015. Please complete the description of the machine tooling you intend to purchase.

Employment Agreements, page 27

6. Please revise to summarize your consulting agreement with Mr. Pendell filed as exhibit 10, including the term and payment provisions. We note the disclosure that you have an informal agreement with Mr. Pendell. Please summarize such informal consultant agreement.

Undertakings, page 48

7. We note your response to comment 37 in our letter dated April 9, 2015. Please remove the undertaking in paragraph 5 as it does not apply to this offering. Please add the undertakings required by Item 512(h) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 49

8. We note your response to comment 38 in our letter dated April 9, 2015. We note that your subscription agreement is filed as exhibit 99 but is listed in the exhibit index as exhibit 6. Please make your exhibit index consistent with such filing. Also, we note that your filed exhibit 10 is not dated. Please file a dated consultant agreement with Larry Pendell with your next amendment. Additionally, we note your name listed in your certificate of incorporation. Please include your correct name on the front cover page of the registration statement and please file bylaws which include your correct name.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
       Joseph LaCome, Esq